SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

MOGU Inc.

(Name of Issuer)

Class A ordinary shares, par value of $0.00001 per share

(Title of Class of Securities)

608012308**

(CUSIP Number)

January 9, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 608012308 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The New York Stock Exchange under the symbol “MOGU.” Each ADS represents 300 Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 608012308	Page 2 of 7 pages

1	Name of Reporting Person Exceed Intelligence Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 107,643,285 ordinary shares (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 107,643,285 ordinary shares (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 107,643,285 ordinary shares (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.4% (2)
12	Type of Reporting Person CO

(1)	Including 107,643,285 Class A ordinary shares.
(2)

The calculation of this percentage is based on 2,464,752,004 ordinary shares, par value $0.00001 per share (being the sum of 2,161,518,000 Class A ordinary shares and 303,234,004 Class B ordinary shares) of the Issuer outstanding as of December 31, 2023 as informed by the Company.

CUSIP No. 608012308	Page 3 of 7 pages

1	Name of Reporting Person Yibo Wei
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 177,439,485 ordinary shares (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 177,439,485 ordinary shares (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 177,439,485 ordinary shares (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.2% (2)
12	Type of Reporting Person IN

(1)

Including 232,654 ADSs (representing 69,796,200 Class A ordinary shares) and 107,643,285 Class A ordinary shares held by Exceed Intelligence Limited. The calculation of this percentage is based on 2,464,752,004 ordinary shares, par value $0.00001 per share (being the sum of 2,161,518,000 Class A ordinary shares and 303,234,004 Class B ordinary shares) of the Issuer outstanding as of December 31, 2023 as informed by the Company.

CUSIP No. 608012308	Page 4 of 7 pages

Item 1(a).	Name of Issuer:

MOGU Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Mingqi Center, 8/F, Building No. 1, No. 666 Zhenhua Road, Xihu District, Hangzhou, 310012, People’s Republic of China.

Item 2(a).	Name of Person Filing:

Yibo Wei and Exceed Intelligence Limited (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of Yibo Wei is c/o Mingqi Center, 8/F, Building No. 1, No. 666 Zhenhua Road, Xihu District, Hangzhou, 310012, People’s Republic of China. The address of Exceed Intelligence Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

Item 2(c)	Citizenship:

Yibo Wei is a citizen of the People’s Republic of China. Exceed Intelligence Limited is a business company incorporated in British Virgin Islands.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value $0.00001 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to 1 vote per share and each holder of Class B ordinary shares is entitled to 30 votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 608012308 has been assigned to the ADSs.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each Reporting Person is provided as of January 22, 2024.

					Percent of					Sole power to		Shared power
	Amount				aggregate		Sole power to		Shared power	dispose or to		to dispose or to
	beneficially		Percent		voting		vote or direct		to vote or to	direct the		direct the
Reporting Person	owned:		of class:		power:		the vote:		direct the vote:	disposition of:		disposition of:
Exceed Intelligence Limited	107,643,285	(1)	4.4	%(3)	1.0	%(4)	107,643,285	(1)	0	107,643,285	(1)	0
Yibo Wei	177,439,485	(2)	7.2	%(3)	1.6	%(4)	177,439,485	(2)	0	177,439,485	(2)	0

CUSIP No. 608012308	Page 5 of 7 pages

(1)	Represents 107,643,285 Class A ordinary shares held by Exceed Intelligence Limited, a British Virgin Islands business company.
(2)

Represents (i) 140,487 ADSs (representing 42,146,100 Class A ordinary shares) acquired from Tiantu Capital Management Company (Cayman) at a price of $2.02 per ADS on January 9, 2024 (ii) 92,167 ADSs (representing 27,650,100 Class A ordinary shares) acquired on the open market from December 23, 2022 to February 24, 2023 held by Yibo Wei (“Mr. Wei”) and (iii) 107,643,285 Class A ordinary shares held by Exceed Intelligence Limited, a BVI company. Exceed Intelligence Limited is ultimately held by Exceed Intelligence Trust (the “Trust”). Mr. Wei is the settlor of the Trust, and Mr. Wei and his family members are its beneficiaries. Under the terms of the Trust, Mr. Wei has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Exceed Intelligence Limited in the Issuer. The registered address of Exceed Intelligence Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(3)

The calculation of this percentage is based on 2,464,752,004 ordinary shares, par value $0.00001 per share (being the sum of 2,161,518,000 Class A ordinary shares and 303,234,004 Class B ordinary shares) of the Issuer outstanding as of December 31, 2023 as informed by the Company.

(4)

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to 1 vote per share and each holder of Class B ordinary shares is entitled to 30 votes per share on all matters submitted to them for a vote. For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s Class A and Class B ordinary shares as a single class.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No. 608012308	Page 6 of 7 pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

CUSIP No. 608012308	Page 7 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2024

Yibo Wei
/s/ Yibo Wei

Exceed Intelligence Limited

By:	/s/ Yibo Wei
Name: Yibo Wei
Title: Director